SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K
                                    ---------
                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
(Mark One)

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the Fiscal Year Ended December 31, 2005

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from ___________________.

Commission File Number: 000-30062



                       CAPITAL BANK 401(k) RETIREMENT PLAN
                            (Full title of the plan)

                            CAPITAL BANK CORPORATION
                       333 Fayetteville Street, Suite 700
                                Raleigh, NC 27601
           (Name of issuer of the securities held pursuant to the plan and address of its principal executive office)

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                                    CONTENTS


                                                                                        Page
                                                                                        ----
Signatures                                                                                1
Report of Independent Registered Public Accounting Firm                                 F-1
Financial Statements:
         Statement of Net Assets Available for Benefits
                  December 31, 2005 and 2004                                            F-2
         Statement of Changes in Net Assets Available for Benefits
                  Years Ended December 31, 2005 and 2004                                F-3
         Notes to Financial Statements                                               F-4 - F-8
Supplemental Schedule:
         Schedule H, Line 4i: Schedule of Assets (Held at End of Year)
                  December 31, 2005                                                     F-9

Exhibit 23        Consent of Independent Registered Public Accounting Firm              B-1


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                           Capital Bank 401(k) Retirement Plan


Date:    June 29, 2006             /s/ B. Grant Yarber
         -------------             --------------------------------------------
                                           B. Grant Yarber
                                           President and Chief Executive Officer
                                           Capital Bank Corporation

             Report of Independent Registered Public Accounting Firm



To the Participants and Administrator of Capital Bank 401(k) Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of Capital Bank 401(k) Retirement Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years ended December 31, 2005 and 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years ended December 31, 2005 and 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ GRANT THORNTON LLP

Raleigh, North Carolina
June 16, 2006

Capital Bank 401(k) Retirement Plan
Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

                                                           2005          2004
                                                        ----------    ----------

Assets
Participant-directed investments, at fair value         $6,116,220    $6,182,434
                                                        ----------    ----------
Contributions receivable:
    Employer                                                18,517        17,356
    Employee                                                24,206        24,472
                                                        ----------    ----------
                                                            42,723        41,828
                                                        ----------    ----------
               Net assets available for benefits        $6,158,943    $6,224,262
                                                        ==========    ==========


              The accompanying notes are an integral part of these
                             financial statements.

Capital Bank 401(k) Retirement Plan
Statement of Changes in Net Assets Available for Benefits
Years Ended December 31, 2005 and 2004

                                                          2005           2004
                                                      -----------    -----------
Additions to net assets attributed to:
    Investment income:
      Interest and dividends                          $   129,887    $    80,207
      Net appreciation in fair value of investments        12,607        530,348
                                                      -----------    -----------
                                                          142,494        610,555
                                                      -----------    -----------
    Contributions:
      Employer                                            284,549        371,657
      Employee                                            602,972        506,483
      Rollover                                            241,108        164,612
                                                      -----------    -----------
                                                        1,128,629      1,042,752
                                                      -----------    -----------
               Total additions                          1,271,123      1,653,307
                                                      -----------    -----------
Deductions from net assets attributed to:
    Benefits paid to participants                       1,301,317      1,278,415
    Administrative expenses                                35,125         42,053
                                                      -----------    -----------
                                                        1,336,442      1,320,468
                                                      -----------    -----------
               Net increase                               (65,319)       332,839
Net assets available for benefits:
      Beginning of year                                 6,224,262      5,891,423
                                                      -----------    -----------
      End of year                                     $ 6,158,943    $ 6,224,262
                                                      ===========    ===========


              The accompanying notes are an integral part of these
                             financial statements.

Capital Bank 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2005 and 2004


1.       Description of Plan

         The following description of the Capital Bank 401(k) Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

         General
         The Plan is a defined contribution plan, which covers substantially all full-time employees of Capital Bank Corporation (the "Company"). The Plan was established effective September 1, 1997 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

         Plan Administration
         EMJAY Retirement Services ("EMJAY"), a division of Great-West Life and Annuity Insurance Company, is the appointed trustee and record keeper for the Plan.

         Eligibility of Participation
         All full-time employees over the age of 18 and employed by the Company for at least 3 months are eligible to participant in the Plan.

         Contributions
         Participant contributions are voluntary, and the Company imposes no limitations on participant contributions other than certain Internal Revenue Code ("IRC") limitations. The Company may make a discretionary match on participant contributions. During the years ended December 31, 2005 and 2004, the Company matched 100% of individual participant contributions up to 6 percent of the employee's eligible salary.

         Participants may make changes in their contribution percentage monthly.

         Investments
         Upon enrollment in the Plan, participants may direct the investment of contributions to any of the investment options offered by the Plan, including Company common stock (limited to 25 percent of total allocation) and nine funds administered by EMJAY. Contributions are allocated to investment options in whole percentages with a minimum of 1 percent per elected investment option. The Plan permits participants to redistribute asset balances and to change investment allocations on a daily basis during business days.

         Vesting
         Employee contributions are always 100 percent vested. Employer matching contributions are subject to the following vesting schedule:

         Years                    1         2          3          4          5
         Vested %                0%        20%        40%        60%        100%

Capital Bank 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2005 and 2004


         Participant Accounts
         Each participant's separate account is credited with the participant's contribution, the Company's matching contribution and earnings on the account. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

         Participant Loans
         Participants may borrow from their account balances subject to Internal Revenue Service ("IRS") regulation. Participants must have a qualified financial hardship, as defined, and may not borrow less than $1,000. Interest charged on participant loans by the Plan administrator ranged from 5.00 percent to 7.75 percent during 2005 and 2004. Principal and interest is paid through payroll deductions.

         Payment of Benefits
         On termination of service due to separation from the Company, retirement, permanent disability or death, a participant will receive either a lump sum amount or installment payments equal to the value of the participant's vested account.


         Forfeitures

         At December 31, 2005 and 2004, forfeited nonvested amounts totaled $44,929 and $119,036, respectively. Forfeitures are used to reduce Company contributions. During the year ended December 31, 2005 and 2004, the Company used $168,391 and $0, respectively, to reduce Company matching contributions.

         Party-in-Interest
         The Plan invests in the Company's common stock and certain mutual funds administered by EMJAY. The income of the Plan is derived from these investments; therefore, these transactions qualify as party-in-interest transactions, which are allowable under ERISA.

         During the years ended December 31, 2005 and 2004, the Plan purchased 9,617 shares and 9,266 shares, respectively, and sold 16,241 and 15,853 shares, respectively, of the Company's common stock.

2.       Summary of Significant Accounting Policies

         Basis of Accounting
         The Plan's financial statements are prepared using the accrual basis of accounting, in conformity with accounting principles generally accepted in the United States.

         Administrative Expenses
         The Plan and the Company pay administrative expenses of the Plan. During the year ended December 31, 2005 and 2004, all administrative expenses totaling $35,125 and $42,053, respectively, were paid by the Plan. The Company pays certain accounting and legal fees associated with the audit of the Plan's financial statements and filing of Form 11-K with the Securities and Exchange Commission ("SEC").

Capital Bank 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2005 and 2004


         Investment Valuation and Income Recognition

         The Plan's investments consist of the Company's common stock and mutual funds administered by EMJAY. All investments are recorded at fair value except the Wells Fargo Stable Return Fund as described below. Quoted market prices are used to value common stock. Shares of mutual funds are valued at the quoted market net asset value of shares held by the Plan at year end. Participant loans are valued at their outstanding balances, which approximates fair value.

         Certain assets are maintained in the Wells Fargo Stable Return Fund, a guaranteed investment account which is valued at contract value by the Trustee. The contract value represents contributions plus accumulated interest at the contract rate less benefits paid to participants, contract administration fees and other direct expenses. For the years ended December 31, 2005 and 2004, the fund's average yield, net of expenses, was approximately 3.89% and 3.80%, respectively, and the daily crediting interest rate as of December 31, 2005 and 2004, without expenses, was approximately .012%. In accordance with Statement of Position (SOP) 94-4 issued by the American Institute of Certified Public Accountants, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, the underlying contracts held in the Wells Fargo Stable Return Fund are fully benefit responsive. Thus, the Plan's investment in the guaranteed investment contracts is recorded at contract value as defined above.

         Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

         The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on these investments.

         Use of Estimates
         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the dates of the financial statements and the reported changes in net assets available for benefits, and disclosure of contingent assets and liabilities during the reported periods. Actual results could differ from those estimates.

         Risks and Uncertainties
         The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

         Payment of Benefits
         Benefits are recorded when paid.

Capital Bank 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2005 and 2004


3.       Investments

         The following presents investments that represent five percent or more of the Plan's net assets in one or both years presented:

                                                       2005                      2004
                                              -----------------------   -----------------------
                                                Shares       Value        Shares        Value
                                              ----------   ----------   ----------   ----------
         Capital Bank Corporation Stock           52,337   $  783,839       58,961   $1,034,898
         Wells Fargo Stable Return Fund           25,838      986,003       32,571    1,196,786
         American Century Ultra Fund              27,259      820,227       26,164      771,846
         Vanguard Windsor Fund II                 24,475      766,811           --           --
         Washington Mutual Investors Fund             --           --       22,786      701,361
         EuroPacific Growth Fund                  12,626      518,943       12,290      437,878
         Fidelity Capital Appreciation Fund       12,422      311,800       12,735      331,501
         Franklin Small Cap Growth II Fund        36,176      447,494       37,252      441,063
         PIMCO Total Return Fund                  46,963      493,114       39,236      418,651
         Neuberger & Berman Genesis Fund           6,805      330,373        5,368      229,046
         Vanguard Index 500 Fund                   5,665      651,031        5,541      618,563

         During 2005 and 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $12,607 and $530,348, respectively, as follows:

                                                  2005           2004
                                               ---------      ---------
         Common/collective trust               $  41,039      $  47,868
         Mutual funds                            125,709        310,246
         Common stock                           (154,141)       172,234
                                               ---------      ---------
                                               $  12,607      $ 530,348
                                               =========      =========

4.       Tax Status

         The Company adopted a Prototype Non-Standardized Profit Sharing arrangement which received a favorable opinion letter from the IRS on February 28, 2004 which stated that the form of the prototype plan is designed in accordance with applicable sections of the IRC. The Plan has since been amended. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5.       Plan Termination

         Although it has not expressed any intent to do so, the Company has the right under the Plan document to amend or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, distribution of assets would continue in accordance with existing Plan provisions and would be distributed to participants with a deduction for expenses.

Capital Bank 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2005 and 2004

6.       Plan Amendments

         Effective January 1, 2006, the Plan was amended and restated to eliminate the requirement that new employees must be employed for 3 months to be eligible to participate in the Plan.

         Effective May 1, 2004, the Plan was amended and restated to drop the minimum age requirement from age 21 to age 18. The plan was also amended and restated on May 17, 2004 to drop the minimum investment in any one investment option from 5 percent to 1 percent.

         Effective October 21, 2004, the Plan was amended and restated to allow 100% vesting of all unvested matching contributions into the Plan upon a change in controlling ownership of the Company.

7.       Nonexempt Transactions

         Title I of ERISA requires that all employee contributions be submitted to the Plan as soon as administratively possible but no later than the 15th business day of the month following the month of being withheld from compensation. Failure to remit employee contributions into the Plan on a timely basis is considered a non-exempt transaction with a party-in-interest. There were no such non-exempt transactions during 2005 and 2004.

8.       SEC Filing

         The Plan commenced filing Form 11-K with the SEC for each of the two years ended December 31, 2002 and 2003. A Form 11-K is required for any period in which the Plan participants can elect to invest their individual contributions in the securities of the Plan sponsor, which became an available election in July 2000. In the event that additional filings are required, the Plan sponsor would be responsible for paying any associated costs not permitted to be paid by the Plan under Department of Labor Rules and Regulations.


Capital Bank 401(k) Retirement Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2005
-----------------------------------------------------------------------------------------------------------

                                        Description of Investment
                                        Including Maturity Date,
  Identity of Issuer, Borrower,       Rate of Interest, Collateral,      Number of               Current
     Lessor or Similar Party              Par or Maturity Value        Shares/Units    Cost       Value
------------------------------------  ------------------------------  --------------  -------  -----------
Capital Bank Corporation Stock*       Common Stock                           52,337     **     $  783,839
Wells Fargo Stable Return Fund*       Common /Collective Trust               25,838     **        986,003
American Century Ultra Fund           Mutual fund                            27,259     **        820,227
Vanguard Windsor II Fund              Mutual fund                            24,475     **        766,811
EuroPacific Growth Fund               Mutual fund                            12,626     **        518,943
Fidelity Capital Appreciation Fund    Mutual fund                            12,422     **        311,800
Franklin Small Cap Growth II Fund     Mutual fund                            36,176     **        447,494
Neuberger & Berman Genesis            Mutual fund                             6,805     **        330,373
PIMCO Total Return Fund               Mutual fund                            46,963     **        493,114
Vanguard Index 500 Fund               Mutual fund                             5,665     **        651,031

Participant Loans*                    5.00%-7.75%, due 2007-2008                                    6,585
                                                                                               ----------
                                                                                               $6,116,220
                                                                                               ==========

* Party-in-interest

** Cost information has been omitted because all investments are participant-directed.